**GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 OCT 17 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1711/05/LTR

05011769

6 October 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 29 September 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)

Yours faithfully,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

10/18

EL/kw



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

**Notice of Cessation Of Substantial Shareholding ***

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 29-Sep-2005 12:39:21 |
| Announcement No. | 00012 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 28-09-2005 |
| 2. | Name of Substantial Shareholder * | Aberdeen Asset Management Asia Ltd |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

1. Date of change of Deemed Interest — 27-09-2005

2. The change in the percentage level — From 5.4661 % To 3.9606 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Reclassification of mandates

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — Not applicable. Please refer to reason cited for circumstance giving rise to change in interest.

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 48,551,092 |
| As a percentage of issued share capital | 0 % | 5.4661 % |
| No. of shares held after the change | 0 | 35,179,092 |
| As a percentage of issued share capital | 0 % | 3.9606 % |

Footnotes — % of issued share capital is based on the Company's issued share capital of 888,220,288 ordinary shares of $0.50 each as at 27 September 2005.

**Attachments:** Total size = **0**
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